701 Wild Rose Lane Elk City, ID, 83525 4093 Oceanside Blvd. Suite B Oceanside, CA, 92056

U.S. Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-7561

Re:	Therapeutic Solutions International, Inc. (TSOI)
Registration Statement on Form S-1A
File No.: 333-268070

Ladies and Gentlemen:

This correspondence is Therapeutic Solutions International, Inc.’s, (“TSOI”) response to your comments letter of December 19, 2022 and describes how each comments was addressed in the amended filing of December 8, 2022, S-1A, Amendment Two (2).

Comment 1: We note your revisions in response to our prior comment 7, including your addition to the cover page that the selling shareholder is offering up to 555,000,000 shares of common stock. However, the Offering Summary on page 6 states that up to 216,001,530 shares of common stock may be offered by the selling stockholders. Please revise to reconcile the discrepancy in the amount of shares covered by this registration statement. Please also revise the filing fee table and the legal opinion to reflect the number of shares covered by this registration statement.

Response: The Offering Summary was corrected to show 555,000,000 shares, as well as the Exhibit 107.1 Fee Table and Attorney’s Legal Opinion, and the Back Cover.

Comment 2: We note your response to our prior comment number 5 and the two risk factors added to page 25. We note these risk factors relate to your inability to determine the exact number of shares that will be issued under the agreement and effect on stock price. Please revise to explain the risk concerning the possibility that you may not have access to the full amount available to you under the equity line, which is $10 million.

Response: The risk factor titled “We may not have access to the full amount under the Financing Agreement” has been modified to explain conditions that may impair the ability to access the full amount available under the equity financing agreement.

Comment 3: We note that “Percentage of Common Stock Owned Before Offering” and “Amount to Be Beneficially Owned After the Offering” columns of your selling shareholder table references footnote 1 and 2 respectively, but there do not appear to be any corresponding footnotes in this section. We also note that your Total Row does not reflect the total amount or percentage of common stock owned by GHS before the offering. Please revise these apparent discrepancies.

701 Wild Rose Lane Elk City, ID, 83525 4093 Oceanside Blvd. Suite B Oceanside, CA, 92056

Response: The apparent discrepancies have been cured; corresponding footnotes have been added and amount and percentage of common stock owned by GHS before the offering listed.

Comment 4: We note your disclosure that Regulation M limits “the timing of purchases and sales of the securities by the selling stockholder.” Please revise this section to specifically disclose that Regulation M may prohibit GHS and any other distribution participants that are participating in the distribution of the company’s securities from purchasing shares in the open market while the equity line is in effect.

Response: The section under Plan of Distribution, specifically Regulation M has been amended to include disclosure the Regulation M may prohibit GHS and any other distribution participants that are participating in the distribution of the Company’s securities from purchasing shares in the open market while the equity line is in effect.

Comment 5: We note your response to our prior comment 9 and reissue. It appears that your Exhibit 1.1, Securities Purchase Agreement is still not text-searchable. Please refile this exhibit in the proper text-searchable format.

Response: Searchable format document in MS Word and pdf have been provided to TSOI’s EDGARizing and filing company, specifically a text searchable Exhibit 1.1 Securities Purchase Agreement, as well as the updated Exhibits 5.1, 23.1, and 107.1. TSOI continues to rely upon and trust that this function was performed by the third-party provider to comply with Comment No. 5.

Comment 6: We note you have removed most references to incorporating by reference (on page 31 you still refer to your Annual Report on Form 10-K for the fiscal year ended December 31, 2021 and Form 10-Q for quarter ending September 30, 2022 filed as Exhibits 13.1 and 13.2), however, information required by Form S-1 is still missing, notably Item 301 of Regulation S-K. Please revise to provide this information.

Responses: All specific references to incorporating by reference, including those to Exhibits 13.1 and 13.2, have been removed. Compliance with Item 301 of Regulation S-K, as well as Items 302 and 303 have been made in a best faith effort, particularly as they relate to Managements Discussion and Analysis section of the prospectus.

It would be appreciated if, as soon practicable, you would inform the company and Hugh Kelso at (619) 840-5056, if there are any additional actions required

Very truly yours,

Therapeutic Solutions International, Inc.

By:	/s/: Timothy G. Dixon
Timothy G. Dixon
Chief Executive Officer